Exhibit 7.1 - Computation of Ratio of Earnings to Fixed Charges

(In $ million)	2015	2014	2013	2012	2011
Earnings
Pre-tax income (loss) from continuing operations	(294)	(475)	(270)	(424)	(790)
Distributed income of equity investees	—	1	1	—	4
Fixed charges	1,074	1,358	1,413	1,526	1,256
Less:
Share of profit of associates and joint ventures, net of income tax	2	2	1	1	(2)
Non-controlling interests	(2)	(2)	(2)	(1)	(2)
Interest capitalized	(5)	(6)	(6)	(4)	(4)
Total Earnings	775	878	1,137	1,098	462

Fixed Charges
Interest expense and capitalized	1,002	1,268	1,326	1,429	1,197
Amortized premiums, discounts and capitalized expenses related to indebtedness	33	44	41	54	37
Fair value adjustment of acquired notes	(2)	(2)	(2)	(2)	(14)
Estimate of interest in rental expense	41	48	48	45	36
Total Fixed Charges	1,074	1,358	1,413	1,526	1,256

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Additional Pre-tax Earnings to Achieve 1:1 Ratio	299	480	276	428	794